SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29627; File No. 812-13806]

National Life Insurance Company, et al.

April 7, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order pursuant to Section 26(c) of the Investment
Company Act of 1940 (the "1940 Act").

Applicants: National Life Insurance Company ("NLIC"), National Variable Annuity
Account II ("Annuity Account"), National Variable Life Insurance Account ("Life
Account", and together with Annuity Account, "Separate Accounts").

Summary of Application: Applicants request an order of the Commission pursuant to
Section 26(c) of 1940 Act, as amended, approving the substitution of shares of the Money
Market Portfolio (the "Replacement Portfolio") of the Variable Insurance Products Fund
V ("VIPFV") for shares of the Money Market Fund (the "Substituted Portfolio") of the
Sentinel Variable Products Trust ("SVPT") held by the Separate Accounts to support
variable annuity contracts or variable life insurance contracts (collectively, the
"Contracts") issued by NLIC.

Filing Date: The application was originally filed on July 26, 2010 and amended on
December 13, 2010, and March 28, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued
unless the Commission orders a hearing. Interested persons may request a hearing by
writing to the Secretary of the Commission and serving NLIC with a copy of the request,
personally or by mail. Hearing requests must be received by the Commission by 5:30

p.m. on April 28, 2011, and should be accompanied by proof of service on NLIC in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o Lisa F. Muller, Counsel, National Life Insurance Company, National Life Drive, Montpelier, Vermont 05604.

For Further Information Contact: Craig Ruckman, Attorney-Adviser, at (202) 551-6753 or Michael Kosoff, Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 551-6754.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   NLIC is a stock life insurance company, all the outstanding stock of which is indirectly owned by National Life Holding Company, a mutual insurance holding company established under Vermont law on January 1, 1999. NLIC is authorized to transact life insurance and annuity business in Vermont and in 50 other jurisdictions. For purposes of the 1940 Act, NLIC is the depositor and sponsor of the Annuity Account and the Life Account as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

2.	Under Vermont law, the assets of each Separate Account attributable to the Contracts through which interests in that Separate Account are issued are owned by NLIC but are held separately from all other assets of NLIC for the benefit of the owners of, and the persons entitled to payment under, those Contracts. Consequently, the assets in each Separate Account equal to the reserves and other contract liabilities of the Separate Account are not chargeable with liabilities arising out of any other business that NLIC may conduct. Income, gains and losses, realized or unrealized, from assets allocated to each Separate Account are credited to or charged against that Separate Account without regard to the other income, gains or losses of NLIC. Each Separate Account is a "separate account" as defined by Rule 0-1(e) under the 1940 Act, and is registered with the Commission as a unit investment trust.[1]

3.	The Annuity Account is divided into sixty-four subaccounts. Each subaccount invests exclusively in shares of a corresponding investment portfolio (a "Portfolio") of one of fifteen series-type management investment companies, including the SVPT. The assets of the Annuity Account support variable annuity contracts, and interests in the Separate Account offered through such contracts have been registered under the Securities Act of 1933, as amended (the "1933 Act"), on Form N-4 (File No. 333-19583).

4.	The Life Account is divided into sixty-eight subaccounts. Each subaccount invests exclusively in shares of a corresponding investment portfolio (also, a "Portfolio") of one of sixteen series-type management investment companies, including the SVPT. The assets of the Life Account support variable life insurance contracts, and interests in

---

[1] File No. 811-08015 (Annuity Account); File No. 811-09044 (Life Account).

the Separate Account offered through such contracts have been registered under the 1933 Act on Form N-6 (File Nos. 33-91938, 333-44723, 333-151535, and 333-67003).

5.   SVPT is registered under the 1940 Act as a diversified, open-end management investment company.[2] SVPT currently consists of six investment portfolios, including the Substituted Portfolio, and issues a separate series of shares of beneficial interest in connection with each. SVPT has registered such shares under the 1933 Act on Form N-1A (File No. 333-35832).

6.   Sentinel Asset Management, Inc. ("Sentinel") serves as the investment adviser to each SVPT Portfolio. Sentinel manages the Porfolios' investments and the business operations of the SVPT under the overall supervision of the SVPT board of trustees. Sentinel has the responsibility for making all investment decisions for the SVPT Portfolios and receives an investment management fee from each Portfolio. Sentinel is a registered investment adviser. Sentinel is an indirect wholly-owned subsidiary of National Life Holding Company and therefore is under common control with NLIC.

7.   VIPFV is registered under the 1940 Act as a diversified, open-end management investment company.[3] Currently, VIPFV has 31 investment portfolios, one of which – the Replacement Portfolio – would be involved in the proposed Substitution. VIPFV issues a separate series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 33-17704).

8.   Fidelity Management & Research Company ("FMR") serves as the manager of each portfolio of VIPFV. As the manager, FMR has overall responsibility for directing portfolio investments and handling the VIPFV's business affairs. FMR receives an

---

[2] File No. 811-09917.

[3] File No. 811-05361.

investment management fee from each portfolio. FMR is a registered investment adviser. Fidelity Investments Money Management, Inc. ("FIMM") and other affiliates of FMR serve as sub-advisers for the Replacement Portfolio. FIMM has the day-to-day responsibility of choosing investments for the Replacement Portfolio. In addition, Fidelity Research & Analysis Company ("FRAC"), another affiliate of FMR, serves as a sub-adviser for the Portfolio and may provide investment research and advice for the Portfolio.[4] None of VIPFV, FMR, FIMM, or FRAC are affiliated persons (or affiliated persons of affiliated persons) of any of the Applicants. Likewise, none of the Applicants are affiliated persons (or affiliated persons of affiliated persons) of VIPFV, FMR, FIMM, or FRAC.

9.   Each Contract permits Contract owners to transfer contract value between and allocate contract value among the subaccounts. Currently, NLIC does not assess a transfer charge or limit the number of transfers permitted each year. However, NLIC reserves the right, upon prior notice, to impose a transfer charge of $25 for each transfer in excess of 12 in any one contract year. NLIC does have in place market timing policies and procedures that may operate to limit transfers. Under the Life Account, transfers resulting from loans, dollar cost averaging, portfolio rebalancing features, or the initial reallocation from a money market subaccount do not count as transfers for the purpose of determining the transfer charge.

10.   Pursuant to each Contract, NLIC reserves the right to substitute shares of one portfolio for shares of another. Each Contract's prospectus discloses that NLIC reserves the right to substitute shares of one portfolio for shares of another if the shares of the

---

[4] FMR does not manage the sub-advisers for the VIPFV Money Market Portfolio pursuant to a "manager-of-managers" exemption.

portfolio should no longer be available for investment or, if in NLIC's judgment further investment in such portfolio shares should become inappropriate.

11.   NLIC proposes to substitute Service Class Shares of the Money Market Portfolio of the Variable Insurance Products Fund V for shares of the Money Market Fund of the Sentinel Variable Products Trust ("Substitution").

12.   The Applicants assert that the Substitution is necessary in order to provide the Contract owners with continued access to a money market portfolio investment option. Currently, the only money market portfolio investment option offered under the Contracts is the Substituted Portfolio. The Applicants contend that the Substituted Portfolio is small and, because it is only offered as an investment option under the Contracts, there is little prospect of it growing in size sufficiently to materially decrease its expense ratio or obtain economies of scale. In addition, Sentinel has been subsidizing the Substituted Portfolio's expenses for some time, but cannot continue to do so indefinitely.[5]

NLIC has determined that Contract owners would be better served if the Substituted Portfolio is closed and replaced as an investment option by another, larger, money market fund with lower expenses and better prospects for future growth and competitive yields.

13.   The table below sets forth the name, investment adviser, investment objective, principal investment strategies, and principal risks of both the Substituted Portfolio and the Replacement Portfolio.

---

[5] For the fiscal year ended December 31, 2010, Sentinel reimbursed the Substituted Portfolio in an amount equal to 0.37% of the Portfolio's average daily net assets. This reimbursement was made to avoid the Substituted Portfolio having a negative yield in the current very low interest rate environment. Sentinel may cease the reimbursement at any time and is only providing it to the extent necessary to avoid a negative yield.

	Substituted Portfolio	**Replacement Portfolio**
Name	Sentinel Variable Products Trust Sentinel Variable Products Money Market Fund	Variable Insurance Products Fund V Money Market Portfolio
Investment Adviser (*Subadviser*)	Sentinel	FMR (*FIMM, FRAC*)
Investment Objective	Seeks as high a level of current income as is consistent with stable principal values and liquidity.	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.
Principal Investment Strategies	The Fund invests exclusively in dollar-denominated money market instruments, including U.S. government securities, bank obligations, repurchase agreements, commercial paper, and other corporate debt obligations. All such investments will have remaining maturities of 397 days or less. The Fund may also invest up to 10% of its total assets in shares of institutional money market funds that invest primarily in securities in which the Fund could invest directly. The Fund seeks to maintain a net asset value of $1.00 per share by using the amortized cost method of valuing its securities. The Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less. The Fund may participate in a securities lending program.	FMR invests the Fund's assets in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. FMR also may enter into reverse repurchase agreements for the Fund. FMR will invest more than 25% of the Fund's total assets in the financial services industries. In buying and selling securities for the Fund, FMR complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, and diversification of the fund's investments. FMR stresses maintaining a stable $1.00 share price, liquidity, and income.
Principal Risks	• General Fixed-Income Securities Risk • Government Securities Risk	• Interest Rate Charges • Foreign Exposure • Financial Services Exposure • Issuer-Specific Changes

14.   The table below compares the investment management fees, distribution fees, other expenses, total operating expenses, fee waivers and net operating expenses for the year ended December 31, 2010, expressed as an annual percentage of average daily net assets, of the Substituted Portfolio and the Replacement Portfolio.

	Substituted Portfolio	Replacement Portfolio
	Sentinel Variable Products Trust Sentinel Variable Products Money Market Fund	Variable Insurance Products Fund V Money Market Portfolio
Management Fee	0.25%	0.18%
Distribution and Service (12b-1) Fee	None	0.10%
Other Expenses	0.27%	0.08%
Total Operating Expenses	0.52%	0.36%
Fee Waivers and Expense Reimbursements[6]	0.37%	N/A
Net Operating Expenses	0.15%	0.36%

The management fee for the Replacement Portfolio in the table above consists of two components: a so-called "group" fee of 0.11% and an "income-related" fee of 0.07%. The income-related fee varies from month to month depending on the level of the Replacement Portfolio's monthly gross income from an annual rate of 0.05% of average daily net assets throughout the month when the annualized gross yield for the month is 0% to an annual rate of 0.27% of average daily net assets throughout the month when the annualized gross yield for the month is 15%. The group fee rate is based on the average daily net assets for all of the mutual funds managed by FMR. The group fee is capped at an annual rate of 0.37% of average daily net assets.

15.   The table below compares the 1-year, 5-year, and 10-year average annual total return of the Substituted Portfolio and Replacement Portfolio, as well as, the yield for the

---

[6] Fee waivers and expense reimbursements are not contractual and may be terminated at any time.

seven days ending December 31, 2010 and the net asset values of the Substituted

Portfolio and Replacement Portfolio as of December 31, 2010.

	Substituted Portfolio	Replacement Portfolio
(as of December 31, 2010)	Sentinel Variable Products Trust Sentinel Variable Products Money Market Fund	Variable Insurance Products Fund V Money Market Portfolio
1-Year Average Annual Return	0.00%	0.14%
5-Year Average Annual Return	2.24%	2.69%
10-Yr Average Annual Return	2.07%	2.40%
7 Day Yield	0.00%	0.11%
Net Asset Value	$15,290,904	$155,272,000

16.   As of the effective date of the Substitution (the "Effective Date"), each Separate

Account will redeem shares of the Substituted Portfolio. The proceeds of such

redemptions will then be used to purchase shares of the Replacement Portfolio, with the

subaccount of the applicable Separate Account investing the proceeds of its redemption

from the Substituted Portfolio in the applicable Replacement Portfolio. Redemptions and

purchases will occur simultaneously so that contract values will remain fully invested at

all times. All redemptions of shares of the Substituted Portfolio and purchases of shares

of the Replacement Portfolio will be effected in accordance with Section 22(c) of the Act

and Rule 22c-1 thereunder. The Substitution will take place at relative net asset value as

of the Effective Date with no change in the amount of any Contract owner's contract

value or death benefit or in the dollar value of his or her investments in the money market

subaccount of the appropriate Separate Account.

17.   Contract values attributable to investments in the Substituted Portfolio will be

transferred to the Replacement Portfolio without charge (including sales charges or

surrender charges) and without counting toward the number of transfers that may be

permitted without charge. Contract owners will not incur any additional fees or charges as a result of the Substitution, nor will their rights or NLIC's obligations under the Contracts be altered in any way and the Substitution will not change Contract owners' insurance benefits under the Contracts. All expenses incurred in connection with the Substitution, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions, will be paid by NLIC. In addition, the Substitution will not impose any tax liability on Contract owners. The Substitution will not cause the Contract fees and charges currently paid by existing Contract owners to be greater after the Substitution than before the Substitution. NLIC will not exercise any right it may have under the Contracts to impose restrictions on transfers under the Contracts for the period beginning on the date the Application was filed with the Commission through at least thirty (30) days following the Effective Date.[7]

18.   For twenty-four months following the Effective Date and for those Contracts with contract value invested in the Substituted Portfolio on the Effective Date, NLIC will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter), the sub-accounts investing in the Replacement Portfolio to the extent that the Replacement Portfolio's net annual expenses (taking into account contractual fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the net annual expenses (taking into account contractual fee waivers and expense reimbursements) of the Substituted Portfolio for the fiscal year ended December 31, 2010. In addition, for twenty-four months following the Effective Date, NLIC will not increase asset-based fees or charges for Contracts outstanding on the Effective Date.

---

[7] One exception to this would be restrictions that NLIC may impose to prevent or restrict "market timing" activities by Contract owners or their agents.

19. Existing Contract owners as of the date the Application was filed, and new Contract owners who have purchased or who will purchase a Contract subsequent to that date but prior to the Effective Date, have been or will be notified of the proposed Substitution by means of a prospectus or prospectus supplement for each of the Contracts ("Pre-Substitution Notice"). The Pre-Substitution Notice will state that the Applicants filed the Application, set forth the anticipated Effective Date, explain that contract values attributable to investments in the Substituted Portfolio would be attributable to the Replacement Portfolio as of the Effective Date, and state that, from the date the Application was first filed with the Commission through the date thirty (30) days after the Substitution, Contract owners may make one transfer of contract value from the sub-account investing in the Substituted Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to one or more other sub-account(s) without a transfer charge and without that transfer counting against any contractual transfer limitations.

20. All Contract owners will receive a copy of the most recent prospectus for the Replacement Portfolio prior to the Substitution. Within five (5) days following the Substitution, Contract owners affected by the Substitution will be notified in writing that the Substitution was carried out. This notice will restate the information set forth in the Pre-Substitution Notice, and will also explain that the contract values attributable to investments in the Substituted Portfolio were transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge.

Legal Analysis

1.   Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitution.

2.   Applicants assert that Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

3.   Applicants aver that Section 26(c) was intended to provide for Commission scrutiny of a proposed substitution which could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.[8] The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder's only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption.

4.   Applicants represent that each Contract and its prospectus reserves NLIC's right to substitute shares of one portfolio for shares of another.

5.   Applicants contend that based on a comparison of the basic characteristics of the Replacement Portfolio and the Substituted Portfolio, the Substitution will provide Contract owners with substantially the same investment vehicle.

---

[8] House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

6.   Applicants believe that the Replacement Portfolio and the Substituted Portfolio have substantially the same investment objectives and principal investment strategies, thus making the Replacement Portfolio an appropriate candidate for the Substitution. Both the Replacement Portfolio and the Substituted Portfolio seek a high level of current income as is consistent with stable principal values and liquidity. However, while both the Replacement Portfolio and the Substituted Portfolio pursue their investment objective by investing in U.S. dollar-denominated money market securities of domestic issuers as well as repurchase agreements, only the Replacement Portfolio invests in instruments issued by foreign issuers. Both the Replacement Portfolio and the Substituted Portfolio seek to maintain a net asset value of $1.00 per share as well as liquidity. Most significantly, both the Replacement Portfolio and the Substituted Portfolio must comply with the diversification and risk-limiting conditions of Rule 2a-7 under the Act. Notwithstanding one difference in the investment strategies, both the Replacement Portfolio and the Substituted Portfolio emphasize the same investment objective and follow substantially the same investment strategies to pursue those objectives. Thus, the Applicants believe that the money market investment option available to Contract owners will not change in any material respect as a result of the Substitution.

7.   Applicants represent that the Replacement Portfolio entails substantially the same investment risks as does the Substituted Portfolio. In particular, given the diversification and risk-limiting conditions of Rule 2a-7 under the Act, the Replacement Portfolio cannot have a materially different risk profile than the Substituted Portfolio.

8.   Applicants assert that the Substitution will result in a reduction in overall expenses of the Replacement Portfolio as compared to the Substituted Portfolio.

Although the Service Class shares of the Replacement Portfolio are subject to a modest

Rule 12b-1 distribution and shareholder service plan expense that the Substituted

Portfolio does not bear, the total annual operating expenses for the Replacement Portfolio

have been significantly less than the total annual operating expenses for the Substituted

Portfolio in recent years.

9.   The Applicants believe that Contract owners would benefit from the significantly

larger size of the Replacement Portfolio and the somewhat higher yields that the

Replacement Portfolio can be expected to provide, as contrasted with the size and recent

yields of the Substituted Portfolio.

10.   Applicants represent that for three years from the Effective Date, NLIC and

persons under common control with NLIC will not receive in the aggregate any direct or

indirect benefits from the Replacement Portfolio, its investment adviser, or its principal

underwriter (or their affiliates) in connection with assets representing contract values (at

the time of the substitution) of the Contracts, at a higher rate than they had received from

the Substituted Portfolio, its investment adviser, or its principal underwriter (or their

affiliates) including, without limitation: Rule 12b-1 fees, shareholder service fees,

administrative fees or other service fees, revenue-sharing payments, or payments from

other arrangements in connection with such assets.

11.   Applicants submit that the Substitution meets the standards set forth in Section

26(c) and that, if implemented, the Substitution would not raise any of the

aforementioned concerns that Congress intended to address when the 1940 Act was

amended to include this provision. Further, Applicants submit that the replacement of the

Substituted Portfolio with the Replacement Portfolio is consistent with the protection of

Contract owners and the purposes fairly intended by the policy and provisions of the

1940 Act and, thus, meets the standards necessary to support an order pursuant to Section

26(c) of the 1940 Act.

Conclusion

Applicants submit that for the reasons summarized above the proposed

Substitution meets the standards of Section 26(c) of the 1940 Act and request that the

Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act.

For the Commission, by the Division of Investment Management pursuant to

delegated authority.

Cathy H. Ahn
Deputy Secretary